SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1
to
Schedule TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Polycom, Inc.

(Name of Subject Company (issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.0005 Per Share

(Title of Class of Securities)

73172K-10-4

(CUSIP Number of Common Stock underlying Class of Securities)

Michael R. Kourey

Senior Vice President of Finance and Administration
and Chief Financial Officer

Polycom, Inc.

4750 Willow Road

Pleasanton, CA  94588

Tel: (925) 924-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Mark A. Bertelsen, Esq.

J. Rol Williams, Esq.

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304-1050

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$112,385,552	$9,092(1)

*          Calculated solely for purposes of determining the filing fee.  This amount assumes that options to purchase 5,673,635 shares of common stock of Polycom, Inc. having an aggregate value of $112,385,552 as of May 27, 2003 will be exchanged or cancelled pursuant to this offer.  The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**   The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $80.90 for each $1,000,000 of the value of the transaction.

(1)   Previously paid.

☐     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third party tender offer subject to Rule 14d-1.

☒            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (“Amendment No. 1”) to Tender Offer Statement on Schedule TO relates to an offer by Polycom, Inc., a Delaware corporation (“Polycom” or the “Company”), to exchange (the “Exchange Offer”) options to purchase an aggregate of 5,673,635 shares of the Company’s common stock, whether vested or unvested, that have been granted under (i) the Company’s 1996 Stock Incentive Plan, (ii) the Company’s 2001 Nonstatutory Stock Option Plan or (iii) option plans assumed by Polycom in connection with acquisitions, have exercise prices greater than or equal to $13.48 per share (the “Eligible Options”) and are held by eligible employees.  Eligible Options may be exchanged for new options (the “New Options”) that will be granted under the terms and subject to the conditions set forth in: (i) the Offer to Exchange Certain Outstanding Options for New Options, dated May 28, 2003 (the “Offer to Exchange”); (ii) the related memorandum from Robert Hagerty dated May 28, 2003; (iii) the Election Form; and (iv) the Withdrawal Form.  These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents” and are attached to this Schedule TO as Exhibits (a)(1)(a) through (a)(1)(d), respectively.  An “eligible employee” refers to all employees of Polycom or one of its subsidiaries who live and work in United States of America, Australia, Canada, France, Germany, Hong Kong, Israel, Japan, Mexico, the Netherlands, the Philippines, Singapore, Thailand or the United Kingdom, who remain employees through the date on which the tendered options are cancelled.  In order to receive a new option, each employee must remain an employee through the date on which the New Options are granted.  Members of the Company’s Board of Directors and the Company’s executive officers are not eligible to participate in the Exchange Offer.

The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated by reference in answer to the items required in this Schedule TO. Except as amended hereby, all of the terms of the Exchange Offer remain unchanged.

This Amendment No. 1 reflects amendments which were made to certain exhibits filed with the Schedule TO, as follows:

•      pages 2, 38, 40 and 42, and Schedules D through H, J, L and P of the Offer to Exchange attached to the Schedule TO as Exhibit (a)(1)(a);

•      page 4 of the Election Form attached to the Schedule TO as Exhibit (a)(1)(c);

•      the form of email to Polycom employees regarding the status of the exchange offer attached to the Schedule TO as Exhibit (a)(1)(i); and

•      the overview presentation regarding the exchange offer attached to the Schedule TO as Exhibit (a)(1)(j).

The sixth bullet point in the answer to Question 2 in the Summary Term Sheet on page 2 of the Offer to Exchange is hereby amended to state as follows:  “You will not receive any additional options until the new options are granted, which we expect to be on December 29, 2003.”

The italicized paragraphs at the end of Section 4 on page 38 of the Offer to Exchange are hereby deleted and replaced with the following language:  “Employees who live and work in Australia, Canada, France, Germany, Hong Kong, Japan, the Netherlands and the United Kingdom should refer to the applicable country-specific schedule attached to this offer to exchange for any data privacy regulation requirements that may apply to you.”  In addition, optionholders who have executed and returned or will execute and return any Election Forms or Withdrawal Forms will not be deemed to agree to the collection, use and transfer of certain data by Polycom and certain third parties assisting Polycom with the exchange offer, except those optionholders who live and work in Australia, Canada, France, Germany, Hong Kong, Japan, the Netherlands and the United Kingdom, as described in the applicable country-specific schedule attached to the Offer to Exchange.  Further, if an optionholder who lives and works in Australia, Canada, France, Germany, Hong Kong, Japan, the Netherlands and the United Kingdom withdraws his or her consent to the collection, use and transfer of certain data by Polycom and certain third parties assisting Polycom with the exchange offer, such withdrawal of consent will not affect that optionholder’s ability to participate in the exchange offer.

The first sentence of Section 7 on page 40 of the Offer to Exchange is hereby amended in its entirety to state as follows:  “Notwithstanding any other provision of the offer, we will not be required to accept any options tendered for exchange, and we may terminate the offer, or postpone our acceptance and cancellation of any options tendered for exchange, in each case, subject to Rule 13e-4(f)(5) under the Exchange Act, if at any time on or after the date this offer begins, and before the expiration date, any of the following events has occurred, or has been reasonably determined by us to have occurred:”

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The second and third sentences of the last paragraph of Section 7 on page 42 of the Offer to Exchange are hereby amended in their entirety to state as follows:  “We may assert them in our reasonable discretion regardless of the circumstances giving rise to them before the expiration date.  We may waive any condition, in whole or in part, at any time and from time to time before the expiration date, in our reasonable discretion, whether or not we waive any other condition to the offer.”

Schedules D through H, J, L and P to the Offer to Exchange are hereby amended to insert the following language at the beginning of each Schedule:

“Data Privacy
By your written acceptance of the offer and participation in the option exchange program, you explicitly and unambiguously consent to the collection, use and transfer, in electronic or other form, of your personal data as described in this document by and among, as applicable, Polycom, Inc. and/or any affiliate for the exclusive purpose of implementing, administering and managing your participation in the option exchange program.

You understand that Polycom, Inc. and/or any affiliate may hold certain personal information about you, including, but not limited to, your name, home address and telephone number, date of birth, social security or other social insurance number or other identification number, salary, nationality, job title, any shares of stock or directorships held in the Company, details of all options or any other entitlement to shares of stock awarded, cancelled, exercised, vested, unvested or outstanding in your favor, for the purpose of implementing, administering and managing the stock option plan and the option exchange program (Data).

You understand that Data may be transferred to certain third parties assisting in the implementation, administration and management of the option exchange program, that these recipients may be located in your country, or elsewhere, and that the recipient’s country may have different data privacy laws and protections than in your country.  You authorize the recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for the sole and exclusive purpose of implementing, administering and managing your participation in this option exchange program.  You understand that Data will be held only as long as is necessary to implement, administer and manage your participation in this option exchange program.  You understand that Polycom, Inc., its affiliates and any third party-recipients will use the Data only to implement, administer and manage your participation in this option exchange program and will not use, process or transfer the Data for any other purpose.  You understand that you may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or withdraw the consents herein by contacting in writing your local human resources representative.”

Further, Schedules D through H, J, L and P to the Offer to Exchange are hereby amended to add the heading "Tax Consequences and Other Issues" in bold type immediately following the above language.

The first and second paragraphs of Subsection A of Section 11 on page 4 of the instructions to the Election Form are hereby deleted and replaced with the following language:  “Employees who live and work in Australia, Canada, France, Germany, Hong Kong, Japan, the Netherlands and the United Kingdom should refer to the applicable country-specific schedule attached to this offer to exchange for any data privacy

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regulation requirements that may apply to you.”  In addition, optionholders who have executed and returned or will execute and return any Election Forms or Withdrawal Forms will not be deemed to consent to the collection, use and transfer of certain data by Polycom and certain third parties assisting Polycom with the exchange offer, except those optionholders who live and work in Australia, Canada, France, Germany, Hong Kong, Japan, the Netherlands and the United Kingdom, as described in the applicable country-specific schedule attached to the Offer to Exchange.  Further, if an optionholder who lives and works in Australia, Canada, France, Germany, Hong Kong, Japan, the Netherlands and the United Kingdom withdraws his or her consent to the collection, use and transfer of certain data by Polycom and certain third parties assisting Polycom with the exchange offer, such withdrawal of consent will not affect that optionholder’s ability to participate in the exchange offer.

The first paragraph of the form of email to Polycom employees regarding the status of the exchange offer is hereby amended to add the following sentence at the end of the paragraph:  “The option exchange offer documents are available on Polycom’s intranet at: http://planetpolycom/.”

The second sub-point under the second bullet point on the slide entitled “Introduction — Stock Option Exchange Offer” of the overview presentation regarding the exchange offer is hereby amended in its entirety to state as follows:  “Grant prices are significantly above current market price”.

This Amendment No. 1 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

Item 12.  Exhibits.

Exhibit Number	Description

(a)(1)(a)	Offer to Exchange Certain Outstanding Options for New Options dated May 28, 2003.
(a)(1)(b)*	Memorandum from Robert Hagerty dated May 28, 2003.
(a)(1)(c)	Election Form.
(a)(1)(d)*	Withdrawal Form.
(a)(1)(e)*	Form of Promise to Grant Stock Option(s).
(a)(1)(f)*	May 28, 2003 email from Helen Idnani to Polycom employees announcing the commencement of the exchange offer and transmitting the exchange offer documents.
(a)(1)(g)*	May 28, 2003 email from Robert C. Hagerty to Polycom employees regarding the exchange offer.
(a)(1)(h)*	Form of email to Polycom employees acknowledging receipt of an election or withdrawal form.
(a)(1)(i)	Form of email to Polycom employees regarding the status of the exchange offer.
(a)(1)(j)	Overview presentation regarding the exchange offer.
(b)	Not Applicable.
(d)(1)*	1996 Stock Incentive Plan, as amended, and form of stock option agreement thereunder.
(d)(2)*

2001 Nonstatutory Stock Option Plan and form of stock option agreement thereunder (filed as Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed with the Commission on November 13, 2001, and incorporated herein by reference).

(d)(3)*	Sub-plan to the 1996 Stock Incentive Plan, as amended, for France and form of stock option agreement thereunder.
(d)(4)*	Sub-plan to the 1996 Stock Incentive Plan, as amended, for Israel and form of stock option agreement thereunder.
(d)(5)*	Sub-plan to the 1996 Stock Incentive Plan, as amended, for the United Kingdom and form of stock option agreement thereunder.
(g)	Not applicable.
(h)	Not applicable.

*  Previously filed.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

POLYCOM, INC.

/s/ MICHAEL R. KOUREY
Michael R. Kourey
Senior Vice President, Finance and Administration, Chief Financial Officer and Secretary

Date:  June 19, 2003

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INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(a)	Offer to Exchange Certain Outstanding Options for New Options dated May 28, 2003.
(a)(1)(b)*	Memorandum from Robert Hagerty dated May 28, 2003.
(a)(1)(c)	Election Form.
(a)(1)(d)*	Withdrawal Form.
(a)(1)(e)*	Form of Promise to Grant Stock Option(s).
(a)(1)(f)*	May 28, 2003 email from Helen Idnani to Polycom employees announcing the commencement of the exchange offer and transmitting the exchange offer documents.
(a)(1)(g)*	May 28, 2003 email from Robert C. Hagerty to Polycom employees regarding the exchange offer.
(a)(1)(h)*	Form of email to Polycom employees acknowledging receipt of an election or withdrawal form.
(a)(1)(i)	Form of email to Polycom employees regarding the status of the exchange offer.
(a)(1)(j)	Overview presentation regarding the exchange offer.
(b)	Not Applicable.
(d)(1)*	1996 Stock Incentive Plan, as amended, and form of stock option agreement thereunder.
(d)(2)*

2001 Nonstatutory Stock Option Plan and form of stock option agreement thereunder (filed as Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed with the Commission on November 13, 2001, and incorporated herein by reference).

(d)(3)*	Sub-plan to the 1996 Stock Incentive Plan, as amended, for France and form of stock option agreement thereunder.
(d)(4)*	Sub-plan to the 1996 Stock Incentive Plan, as amended, for Israel and form of stock option agreement thereunder.
(d)(5)*	Sub-plan to the 1996 Stock Incentive Plan, as amended, for the United Kingdom and form of stock option agreement thereunder.
(g)	Not applicable.
(h)	Not applicable.

*  Previously filed.